Exhibit 99.1

XPENG Reports Second Quarter 2023 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB33.74 billion (US$4.65 billion) as of June 30, 2023

•	Quarterly total revenues were RMB5.06 billion, a 25.5% increase quarter-over-quarter

•	Quarterly gross margin was negative 3.9%, a decrease of 5.6 percentage points quarter-over-quarter

GUANGZHOU, China — (BUSINESS WIRE) — August 18, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended June 30, 2023.

Operational and Financial Highlights for the Three Months Ended June 30, 2023

	2023Q2	2023Q1	2022Q4	2022Q3	2022Q2	2022Q1

Total deliveries	23,205	18,230	22,204	29,570	34,422	34,561

•	Total deliveries of vehicles were 23,205 for the second quarter of 2023, representing an increase of 27.3% from 18,230 for the first quarter of 2023.

•	XPENG’s physical sales network had a total of 411 stores as of June 30, 2023.

•	XPENG self-operated charging station network reached 1,024 stations, including 824 XPENG self-operated supercharging stations and 200 destination charging stations as of June 30, 2023.

•

Total revenues were RMB5.06 billion (US$0.70 billion) for the second quarter of 2023, representing a decrease of 31.9% from the same period of 2022, and an increase of 25.5% from the first quarter of 2023.

•

Revenues from vehicle sales were RMB4.42 billion (US$0.61 billion) for the second quarter of 2023, representing a decrease of 36.2% from the same period of 2022, and an increase of 25.9% from the first quarter of 2023.

•	Gross margin was negative 3.9% for the second quarter of 2023, compared with 10.9% for the same period of 2022 and 1.7% for the first quarter of 2023.

•

Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenue, was negative 8.6% for the second quarter of 2023, compared with 9.1% for the same period of 2022 and negative 2.5% for the first quarter of 2023.

•

Net loss was RMB2.80 billion (US$0.39 billion) for the second quarter of 2023, compared with RMB2.70 billion for the same period of 2022 and RMB2.34 billion for the first quarter of 2023. Excluding share-based compensation expenses, non-GAAP net loss was RMB2.67 billion (US$0.37 billion) for the second quarter of 2023, compared with RMB2.46 billion for the same period of 2022 and RMB2.21 billion for the first quarter of 2023.

•

Net loss attributable to ordinary shareholders of XPENG was RMB2.80 billion (US$0.39 billion) for the second quarter of 2023, compared with RMB2.70 billion for the same period of 2022 and RMB2.34 billion for the first quarter of 2023. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB2.67 billion (US$0.37 billion) for the second quarter of 2023, compared with RMB2.46 billion for the same period of 2022 and RMB2.21 billion for the first quarter of 2023.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB3.25 (US$0.45) and basic and diluted net loss per ordinary share were both RMB1.63 (US$0.22) for the second quarter of 2023. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB3.10 (US$0.43) and non-GAAP basic and diluted net loss per ordinary share were both RMB1.55 (US$0.21) for the second quarter of 2023.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB33.74 billion (US$4.65 billion) as of June 30, 2023, compared with RMB38.25 billion as of December 31, 2022. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	June 30, 2023	March 31, 2023	June 30, 2022	YoY	QoQ
Vehicle sales	4.42	3.51	6.94	-36.2%	25.9%
Vehicle margin	-8.6%	-2.5%	9.1%	-17.7pts	-6.1pts
Total revenues	5.06	4.03	7.44	-31.9%	25.5%
Gross (loss) profit	(0.20)	0.07	0.81	-124.4%	-394.5%
Gross margin	-3.9%	1.7%	10.9%	-14.8pts	-5.6pts
Net loss	2.80	2.34	2.70	3.8%	20.0%
Non-GAAP net loss	2.67	2.21	2.46	8.3%	20.7%
Net loss attributable to ordinary shareholders	2.80	2.34	2.70	3.8%	20.0%
Non-GAAP net loss attributable to ordinary shareholders	2.67	2.21	2.46	8.3%	20.7%
Comprehensive loss attributable to ordinary shareholders	1.93	2.58	0.78	147.8%	-25.3%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“XPENG G6, our first strategic model built on SEPA 2.0, has quickly become one of the best- selling models following its official launch in June, turbocharging our sales growth momentum. I believe the success of the G6 is just the beginning and moving forward, a wider range of SEPA2.0-enabled models will be brought to our customers,” said Mr. He Xiaopeng, Chairman and CEO of XPENG. “Along with our unwavering commitment to advancing technology innovation over the past 9 years since our establishment, we’ve created meaningful breakthroughs in commercializing our industry-leading full-stack EV platform and smart technologies, both developed in-house. This is clearly evidenced by the increasing ADAS adoption among our customers and our strategic partnership with Volkswagen, a world-leading carmaker.”

“Benefitting from the new products and supported by more efficient sales channels, our vehicle deliveries have posted sequential growth for six consecutive months,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and Co-President of XPENG. “With the G6 and other new products accelerating sales growth, we expect gross margin to gradually recover while operating efficiency continues to improve and free cash flow to substantially improve.”

Recent Developments

Deliveries in July 2023

•	Total deliveries were 11,008 vehicles in July 2023.

•	As of July 31, 2023, year-to-date total deliveries were 52,443 vehicles.

Appointment of Vice President

Mr. Jiaming Wu (“Mr. Wu”) has been appointed as the vice president of finance and accounting of the Company. Prior to joining the Company, Mr. Wu served as the vice president and chief financial officer of SAIC-GM-Wuling Automotive Co., Ltd. from July 2022 to May 2023. Mr. Wu served as the vice president and chief financial officer of PT SGMW Motor Indonesia from July 2019 to June 2022. From April 2017 to June 2019, Mr. Wu worked as a finance manager at the US headquarters of General Motors Company. From July 2012 to March 2017, Mr. Wu worked as a regional finance manager at General Motors International Operations (GMIO). Mr. Wu received his master’s degree in business administration from Yale University in 2012, and his bachelor’s degree in economics from Shanghai University of International Business and Economics in 2006.

Launch of the G6

On June 29, 2023, XPENG announced the official launch of its G6 Ultra Smart Coupe SUV, the Company’s inaugural model based on its next-generation technology architecture, SEPA2.0, in China. Deliveries of the G6 commenced in July 2023 for customers in China.

Forming Strategic Partnership with the Volkswagen Group

On July 26, 2023, XPENG and the Volkswagen Group (“Volkswagen”) entered into a framework agreement on strategic technical collaboration and a share purchase agreement for a strategic minority investment by Volkswagen in the Company for an expected total consideration of approximately US$700 million in cash. For details, please refer to the announcement of the Company dated July 26, 2023.

Unaudited Financial Results for the Three Months Ended June 30, 2023

Total revenues were RMB5.06 billion (US$0.70 billion) for the second quarter of 2023, representing a decrease of 31.9% from RMB7.44 billion for the same period of 2022 and an increase of 25.5% from RMB4.03 billion for the first quarter of 2023.

Revenues from vehicle sales were RMB4.42 billion (US$0.61 billion) for the second quarter of 2023, representing a decrease of 36.2% from the same period of 2022, and an increase of 25.9% from the first quarter of 2023. The year-over-year decrease was mainly attributable to lower vehicle deliveries and discontinuation of new energy vehicle subsidy, while the quarter-over-quarter increase was mainly due to higher vehicle deliveries of the P7i.

Revenues from services and others were RMB0.64 billion (US$0.09 billion) for the second quarter of 2023, representing an increase of 28.2% from RMB0.50 billion for the same period of 2022 and an increase of 22.8% from RMB0.52 billion for the first quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly attributable to the increase of parts and services sales, which was in line with higher accumulated vehicle sales.

Cost of sales was RMB5.26 billion (US$0.73 billion) for the second quarter of 2023, representing a decrease of 20.6% from RMB6.63 billion for the same period of 2022 and an increase of 32.6% from RMB3.97 billion for the first quarter of 2023. The year-over-year decrease and the quarter-over-quarter increase were mainly in line with vehicle deliveries as described above. Additionally, for the second quarter of 2023, the Company recorded the inventory write-downs and losses on inventory purchase commitments amounting to RMB0.20 billion related to the model G3i as management lowered its forecasted sales due to stronger-than-expected market demands for newly launched vehicle models, resulting in the quarter-over-quarter increase.

Gross margin was negative 3.9% for the second quarter of 2023, compared with 10.9% for the same period of 2022 and 1.7% for the first quarter of 2023.

Vehicle margin was negative 8.6% for the second quarter of 2023, compared with 9.1% for the same period of 2022 and negative 2.5% for the first quarter of 2023. The year-over-year and quarter-over-quarter decreases were explained by (i) the inventory write-downs and losses on inventory purchase commitments related to the G3i, with a negative impact of 4.5 percentage points on vehicle margin for the second quarter of 2023, and (ii) increased sales promotions, and the expiry of new energy vehicle subsidies mentioned above.

Research and development expenses were RMB1.37 billion (US$0.19 billion) for the second quarter of 2023, representing an increase of 8.1% from RMB1.26 billion for the same period of 2022 and an increase of 5.5% from RMB1.30 billion for the first quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly due to higher expenses related to the development of new vehicle models as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB1.54 billion (US$0.21 billion) for the second quarter of 2023, representing a decrease of 7.3% from RMB1.66 billion for the same period of 2022 and an increase of 11.3% from RMB1.39 billion for the first quarter of 2023. The year-over-year decrease was primarily attributable to the reduction in commission paid to the franchised stores and lower marketing and advertising expenses. The quarter-over-quarter increase was mainly resulting from higher marketing and advertising expenses to support new product launches.

Loss from operations was RMB3.09 billion (US$0.43 billion) for the second quarter of 2023, compared with RMB2.09 billion for the same period of 2022 and RMB2.59 billion for the first quarter of 2023.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB2.96 billion (US$0.41 billion) for the second quarter of 2023, compared with RMB1.85 billion for the same period of 2022 and RMB2.46 billion for the first quarter of 2023.

Net loss was RMB2.80 billion (US$0.39 billion) for the second quarter of 2023, compared with RMB2.70 billion for the same period of 2022 and RMB2.34 billion for the first quarter of 2023.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB2.67 billion (US$0.37 billion) for the second quarter of 2023, compared with RMB2.46 billion for the same period of 2022 and RMB2.21 billion for the first quarter of 2023.

Net loss attributable to ordinary shareholders of XPENG was RMB2.80 billion (US$0.39 billion) for the second quarter of 2023, compared with RMB2.70 billion for the same period of 2022 and RMB2.34 billion for the first quarter of 2023.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, was RMB2.67 billion (US$0.37 billion) for the second quarter of 2023, compared with RMB2.46 billion for the same period of 2022 and RMB2.21 billion for the first quarter of 2023.

Basic and diluted net loss per ADS were both RMB3.25 (US$0.45) for the second quarter of 2023, compared with RMB3.16 for the second quarter of 2022 and RMB2.71 for the first quarter of 2023.

Non-GAAP basic and diluted net loss per ADS were both RMB3.10 (US$0.43) for the second quarter of 2023, compared with RMB2.88 for the second quarter of 2022 and RMB2.57 for the first quarter of 2023.

Balance Sheets

As of June 30, 2023, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB33.74 billion (US$4.65 billion), compared with RMB38.25 billion as of December 31, 2022 and RMB34.12 billion as of March 31, 2023.

Business Outlook

For the third quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 39,000 and 41,000, representing a year-over-year increase of approximately 31.9% to 38.7%.

•	Total revenues to be between RMB8.5 billion and RMB9.0 billion, representing a year-over-year increase of approximately 24.6% to 31.9%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 18, 2023 (8:00 PM Beijing/Hong Kong Time on August 18, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPENG Second Quarter 2023 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10032444-7wgtf6.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until August 25, 2023, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10032444

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non- GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2022	June 30, 2,023	June 30, 2023
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	14,607,774	11,010,447	1,518,410
Restricted cash	106,272	675,872	93,207
Short-term deposits	14,921,688	11,220,840	1,547,425
Restricted short-term deposits	—	1,010,000	139,285
Short-term investments	1,262,129	462,598	63,795
Long-term deposits, current portion	427,466	4,887,318	673,992
Accounts and notes receivable, net	3,872,846	3,593,413	495,554
Installment payment receivables, net, current portion	1,294,665	1,533,143	211,430
Inventory	4,521,373	3,572,087	492,613
Amounts due from related parties	47,124	25,562	3,525
Prepayments and other current assets	2,466,084	2,364,098	326,026

Total current assets	43,527,421	40,355,378	5,565,262

Non-current assets
Long-term deposits	6,926,450	3,927,324	541,603
Restricted long-term deposits	—	550,000	75,848
Property, plant and equipment, net	10,606,745	11,364,376	1,567,219
Right-of-use assets	1,954,618	1,776,965	245,055
Intangible assets, net	1,042,972	1,085,643	149,717
Land use rights, net	2,747,854	2,811,804	387,766
Installment payment receivables, net	2,188,643	2,262,552	312,020
Long-term investments	2,295,032	2,455,199	338,587
Other non-current assets	201,271	95,423	13,159

Total non-current assets	27,963,585	26,329,286	3,630,974

Total assets	71,491,006	66,684,664	9,196,236

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2022	June 30, 2,023	June 30, 2023
	RMB	RMB	US$

LIABILITIES
Current liabilities
Short-term borrowings	2,419,210	4,259,210	587,372
Accounts and notes payable	14,222,856	11,306,075	1,559,179
Amount due to related parties	91,111	30,468	4,202
Operating lease liabilities, current portion	490,811	450,129	62,076
Finance lease liabilities, current portion	128,279	98,997	13,652
Deferred revenue, current portion	389,243	429,348	59,210
Long-term borrowings, current portion	761,859	622,607	85,861
Accruals and other liabilities	5,583,829	6,203,300	855,474
Income taxes payable	27,655	32,289	4,453

Total current liabilities	24,114,853	23,432,423	3,231,479

Non-current liabilities
Long-term borrowings	4,613,057	5,388,395	743,094
Operating lease liabilities	1,854,576	1,731,421	238,774
Finance lease liabilities	797,743	802,685	110,695
Deferred revenue	694,006	698,206	96,287
Other non-current liabilities	2,506,106	1,958,571	270,099

Total non-current liabilities	10,465,488	10,579,278	1,458,949

Total liabilities	34,580,341	34,011,701	4,690,428

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	92	92	13
Class B Ordinary shares	21	21	3
Additional paid-in capital	60,691,019	60,950,227	8,405,421
Statutory and other reserves	6,425	18,812	2,594
Accumulated deficit	(25,330,916)	(30,472,526)	(4,202,354)
Accumulated other comprehensive income	1,544,024	2,176,337	300,131

Total shareholders’ equity	36,910,665	32,672,963	4,505,808

Total liabilities and shareholders’ equity	71,491,006	66,684,664	9,196,236

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$

Revenues
Vehicle sales	6,938,497	3,513,767	4,424,537	610,172
Services and others	497,848	519,653	638,159	88,006

Total revenues	7,436,345	4,033,420	5,062,696	698,178

Cost of sales
Vehicle sales	(6,309,727)	(3,600,529)	(4,804,535)	(662,576)
Services and others	(317,258)	(365,859)	(455,552)	(62,823)

Total cost of sales	(6,626,985)	(3,966,388)	(5,260,087)	(725,399)

Gross profit (loss)	809,360	67,032	(197,391)	(27,221)

Operating expenses
Research and development expenses	(1,264,959)	(1,295,854)	(1,367,107)	(188,533)
Selling, general and administrative expenses	(1,664,513)	(1,386,620)	(1,543,625)	(212,876)

Total operating expenses	(2,929,472)	(2,682,474)	(2,910,732)	(401,409)

Other income, net	29,328	30,065	17,940	2,474
Loss from operations	(2,090,784)	(2,585,377)	(3,090,183)	(426,156)

Interest income	267,506	299,741	303,637	41,873
Interest expense	(22,311)	(62,667)	(67,007)	(9,241)
Fair value gain on derivative assets or derivative liabilities	84,211	—	—	—
Fair value gain (loss) on long-term investments	15,869	8,440	(38,704)	(5,338)
Exchange (loss) gain from foreign currency transactions	(938,327)	2,083	42,663	5,883
Other non-operating (loss) income, net	(1,948)	6,002	4,286	591

Loss before income tax expenses and share of results of equity method investees	(2,685,784)	(2,331,778)	(2,845,308)	(392,388)

Income tax expenses	(11,735)	(6,157)	(8,217)	(1,133)
Share of results of euiqty method investees	(3,363)	977	48,873	6,740

Net loss	(2,700,882)	(2,336,958)	(2,804,652)	(386,781)

Net loss attributable to ordinary shareholders of XPeng Inc.	(2,700,882)	(2,336,958)	(2,804,652)	(386,781)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$

Net loss	(2,700,882)	(2,336,958)	(2,804,652)	(386,781)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	1,922,801	(243,953)	876,266	120,843

Total comprehensive loss attributable to XPeng Inc.	(778,081)	(2,580,911)	(1,928,386)	(265,938)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(778,081)	(2,580,911)	(1,928,386)	(265,938)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,708,557,461	1,722,080,453	1,723,369,664	1,723,369,664

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(1.58)	(1.36)	(1.63)	(0.22)

Weighted average number of ADS used in computing net loss per share
Basic and diluted	854,278,731	861,040,227	861,684,832	861,684,832

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(3.16)	(2.71)	(3.25)	(0.45)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$

Loss from operations	(2,090,784)	(2,585,377)	(3,090,183)	(426,156)
Share-based compensation expenses	236,469	124,638	134,570	18,558

Non-GAAP loss from operations	(1,854,315)	(2,460,739)	(2,955,613)	(407,598)

Net loss	(2,700,882)	(2,336,958)	(2,804,652)	(386,781)
Share-based compensation expenses	236,469	124,638	134,570	18,558

Non-GAAP net loss	(2,464,413)	(2,212,320)	(2,670,082)	(368,223)

Net loss attributable to ordinary shareholders	(2,700,882)	(2,336,958)	(2,804,652)	(386,781)
Share-based compensation expenses	236,469	124,638	134,570	18,558

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(2,464,413)	(2,212,320)	(2,670,082)	(368,223)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,708,557,461	1,722,080,453	1,723,369,664	1,723,369,664

Non-GAAP net loss per ordinary share
Basic and diluted	(1.44)	(1.28)	(1.55)	(0.21)

Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	854,278,731	861,040,227	861,684,832	861,684,832

Non-GAAP net loss per ADS
Basic and diluted	(2.88)	(2.57)	(3.10)	(0.43)